UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  3  )*
                                             -----

                  	   Almost Family, Inc. (AFAM)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020409108
                         ------------------------------
                                 (CUSIP Number)

        David T. Russell, PhD, 2001 East Jackson St., Bloomington, IL 61701
                                  309-661-8554
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   3/30/01
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

					SCHEDULE 13D/A (AMENDMENT No. 3)
                                  ---------------------

CUSIP No. 020409108

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David T. Russell
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      PF
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              202,545 common shares (7.94%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              202,545
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 202,545 shares (7.94%)
      --------------------------------------------------------------------------



12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.94%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------


Item 1.  Security and Issuer

         Common stock of Almost Family, Inc. (AFAM)
         100 Mallard Creek Road, Suite 400, Louisville, KY, 40207.


Item 2.  Identity and Background

          David T. Russell is an individual investor residing in Bloomington, Illinois, and is a citizen of the United States and the State of Illinois. No convictions or administrative proceedings.


Item 3.  Source and Amount of Funds or Other Consideration

          Source of funds is personal investment capital and available buying power.


Item 4.  Purpose of Transaction

          The purpose of additional share purchases is for investment in the leading provider of adult day care. I believe that AFAM management is doing an excellent job of refocusing on core operations and improving operating cash flow. Moreover, the reimbursement climate is improving as state Medicaid programs increase rates to more reasonable levels. AFAM's operating model provides clients and payors with quality supervision and health care at a substantial savings over alternatives.

          The company's recent SEC filing on form 10-Q dated February 8, 2001, indicated substantial increases in cash flows (EBITDA) and earnings. Despite an increase in the company's common stock price during the past nine months, the company's stock price does not reflect the company's current performance or future earning power.

          The improved performance of the company's visiting nurse division also has added significant value to the company. Under Medicare's Prospective Payment System (PPS), which took effect October 1, 2000, homecare providers such as the company's visiting nurse division can earn a reasonable profit for their services. Prior to this date, the visiting division did not provide the company with a return. Now, the company can benefit from the investment it made to remain in business during what had been an unfavorable reimbursement climate.

          The company's recent repurchase of common shares and warrants, along with a planned repurchase of an additional $1 million of shares, further enhances shareholder value. One purpose of this filing is to adjust the percentage of shares held to reflect a reduced number of shares outstanding following the March 23 repurchase transaction. Calculations made in this filing use an estimated 2.55 million shares outstanding following the repurchase.

          Future purchases and sales of AFAM common stock are possible. Due to a persistently low stock valuation and because of the size of my position, I intend to pursue more active involvement in the company.

          I hope to work with AFAM's management and Board of Directors to increase shareholder value and raise the company's visibility with prospective investors. Also, I will encourage certain members of the company's Board to make a more significant investment in the company's shares in order to align their own interests more directly with the interests of the shareholders.


Item 5.  Interest in Securities of the Issuer

         (a,b) Filer owns and has sole voting and dispositive power over 202,545 shares of AFAM common stock.

         (c) Filer's transactions since 1/24/01 were the purchase (net of sales) of common shares through the following transactions:

                                     No. of AFAM     Average purchase
                        Date        shares bought         price
                      -------      --------------    ----------------
                      2/1/01           3,000              4.25
                      3/19/01          1,000              4.625
                      3/20/01          2,000              4.5625
                      3/26/01          500                5.375
                      3/28/01          1,000              4.875
                      3/30/01          1,500              6.00
                      3/30/01          1,000              5.875

                                        -------           -----
                                Total:  10,000      Avg:  $4.89

         (d)    N/A

         (e)    N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A



Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 30, 2001                              David T. Russell, PhD
------------------                         ---------------------------------
       Date                                   David T. Russell, PhD